Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice to Shareholders dated August 12, 2009 regarding distribution of dividends
2.	2Q09 Press Release
3.	Minutes of the meeting of the Board of Directors held on August 12, 2009

Item 1

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001-39

DISTRIBUTION OF DIVIDENDS

We hereby announce that the Board of Directors of Ultrapar Participações S.A., at its meeting held on August 12th, 2009, approved the distribution of dividends, payable from the net earnings account for the fiscal year of 2009, in the amount of R$ 119,160,417.90 (one hundred nineteen million, one hundred sixty thousand, four hundred seventeen reais and ninety cents), to be paid from August 28th, 2009 onwards, without remuneration or monetary adjustment.

The holders of common and preferred shares will receive the dividend of R$ 0.89 per share.

The record date to establish the right to receive the dividend will be August 19th, 2009 in Brazil, and August 24th, 2009 in the United States of America. Therefore, from August 20th, 2009 on, the shares will trade "ex-dividend" on both the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE).

São Paulo, August 12th, 2009.

André Covre

Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

Item 2

São Paulo, August 12th, 2009 - Ultrapar Participações S.A. (BMF&BOVESPA: UGPA4 / NYSE: UGP), a company engaged in fuel distribution (Ultragaz / Ipiranga), chemicals (Oxiteno) and logistics for liquid bulk (Ultracargo), hereby reports its results for the second quarter 2009.

Results Conference Call

Brazilian Conference Call
August 14th, 2009
10:00 a.m. (US EST)
Telephone for connection: +55 11 2101 4848
Code: Ultrapar

International Conference Call
August 14th, 2009
11:30 a.m. (US EST)
Participants Brazil: 0800 891 9722
Participants US: +1 800 418 6854
Participants International: +1 973 200 3114
Code: Ultrapar

IR Contact
E-mail: invest@ultra.com.br
Telephone: 55 11 3177-7014
Website: www.ultra.com.br

Ultrapar Participações S.A.
UGPA4 = R$ 62.14/share
UGP = US$ 31.63/ADR
(06/30/09)

In this second quarter we initiated the process of integrating Texaco into Ultrapar, starting to consolidate its results and to implement Ipiranga’s business model in the acquired network at a fast pace. We report growth in revenues and EBITDA for all our businesses compared with the second quarter 2008, despite the continuing challenging economic environment.

➢  ULTRAPAR’S REVENUES REACH R$ 9,622 MILLION, GROWING IN ALL BUSINESS UNITS COMPARED WITH 2Q08

➢  ULTRAPAR’S EBITDA REACHES R$ 321 MILLION, 28% HIGHER THAN THAT IN 2Q08, GROWING IN ALL BUSINESS UNITS

➢  FAST-PACED TEXACO INTEGRATION PROCESS - 651 TEXACO SERVICE STATIONS CONVERTED TO THE IPIRANGA BRAND UNTIL JUNE 30TH, 2009; INFORMATION SYSTEMS INTEGRATED

➢  DIVIDEND DISTRIBUTION OF R$ 119 MILLION FOR THE 1H09 APPROVED, CORRESPONDING TO 65% OF THE CONSOLIDATED NET EARNINGS FOR THE PERIOD

“This quarter we have once more advanced in our growth plan. We have started to integrate Texaco’s operations, focusing on capturing the benefits from the increased operational scale and nationwide coverage. Additionally, we are pleased to report, for the third straight quarter since the beginning of the global financial crisis, a strong growth in operational results, thus confirming once again our expectations of a positive year for Ultrapar, even in a less dynamic economic environment.”

Pedro Wongtschowski – CEO

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information
Ultrapar's financial statements for the quarter ending June 30th, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In order to provide comparability of financial statements, the figures presented in this document for the first half and second quarter of 2008 consider such changes and, therefore, are different from the figures previously reported in the respective results release. In order to provide a better understanding of the effects of the new legislation, it is presented on pages 16 and 17 a statement with the impacts derived from the changes introduced by Laws 11,638/07 and 11,941/09 in the main accounts of the financial statements in the first half and second quarter of 2008, compared with the figures previously reported. Additional information regarding effects of the new legislation are available on the accompanying notes 2 and 3 of the audited financial statements for the year ended on December 31st, 2008 and financial statements for the quarters ended on March 31st, 2009 and June 30th, 2009, available at Ultrapar’s website (www.ultra.com.br).

Separately, in 1Q09 Ultragaz reclassified the volumes sold between the bottle and bulk segments to reflect the current structure and management responsibility between geographies and segments. This reclassification between segments corresponds to approximately 1% of Ultragaz’s total volume and net sales in 2008. In order to provide comparability, Ultragaz’s information on volume and net sales for the bottled and bulk segments presented in this document and in the company’s website were reclassified retroactively to 1Q08 based on the new criteria adopted.

Except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition of União Terminais
In June 2008, Ultrapar signed the sale and purchase agreement for the acquisition of 100% shares of União Terminais e Armazéns Gerais Ltda., a company involved in the storage and handling of bulk liquids previously held by Unipar – União das Indústrias Petroquímicas S.A., with operations in the ports located in Santos (in the state of São Paulo), Rio de Janeiro and Paranaguá (in the state of Paraná - through a 50% stake in União/Vopak Armazéns Gerais Ltda.). In October 2008, Ultrapar announced to the market that it had closed the purchase of the port terminals in Santos and Rio de Janeiro and, in November 2008, the closing of the acquisition of the port terminal in Paranaguá. The results of the businesses acquired were consolidated in Ultrapar's financial statements after their respective closing dates. Ultrapar's financial statements in periods prior to 4Q08 do not include the results of the businesses acquired. The total acquisition amounted to R$ 519 million, including in this figure the assumption of R$ 32 million in net debt.

Effect of the acquisition of Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. On March 31st, 2009, Ultrapar closed the acquisition of Texaco through the disbursement of
R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. Texaco’s results started to be consolidated into Ultrapar's financial statements from April 1st, 2009 on. Ultrapar's financial statements in periods prior to 2Q09 do not include Texaco’s results.

With the purpose of providing a comparison basis for analysis of the evolution in the performance of Ipiranga prior to the consolidation of Texaco’s results, we have included in this document a discussion on the results we estimate Ipiranga would have obtained in 2Q09 excluding Texaco’s results (“Ipiranga ex-Texaco”).

Likewise, in order to allow the understanding of Texaco’s recurring contribution to Ipiranga’s consolidated results, we have excluded R$ 28 million in non-recurring expenses incurred in 2Q09 with the conversion of Texaco service stations into the Ipiranga brand and with integration of operations (“Texaco ex-non-recurring expenses”).

The table below summarizes Ipiranga’s results for 2Q09, which are segregated into Ipiranga ex-Texaco, Texaco ex-non-recurring expenses, Ipiranga ex-non-recurring expenses (resulting from the sum of the first two items) and Ipiranga as consolidated in Ultrapar’s financial statements:

IPIRANGA
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTER ENDED IN JUNE 2009
	IPIRANGA EX-TEXACO	TEXACO EX-NON-RECURRING	IPIRANGA EX-NON-RECURRING	IPIRANGA REPORTED

Net sales	5,429.4	2,783.5	8,212.9	8,212.9

Cost of sales and services	(5,105.4)	(2,675.0)	(7,780.5)	(7,780.5)

Gross profit	324.0	108.5	432.4	432.4

Operating expenses	(191.1)	(78.0)	(269.2)	(296.9)
Selling	(97.9)	(42.6)	(140.5)	(161.2)
General and administrative	(68.6)	(27.5)	(96.0)	(103.1)
Depreciation and amortization	(24.7)	(8.0)	(32.6)	(32.6)

Other operating results	2.3	(0.1)	2.2	2.2

EBIT	135.1	30.3	165.4	137.7

EBITDA	161.8	38.3	200.1	172.4
Depreciation and amortization	26.8	8.0	34.7	34.7

EBITDA margin (R$/m3)	53	24	43	37

Summary of the Second Quarter of 2009

Profit and Loss Data Ultrapar Consolidated	2Q09	2Q08	1Q09	Δ (%) 2Q09v2Q08	Δ (%) 2Q09v1Q09	1H09	1H08	Δ (%) 1H09v1H08
Net Sales and Services	9,622	6,992	6,411	38%	50%	16,033	12,920	24%
Gross Profit	694	488	526	42%	32%	1,221	954	28%
Operating Profit	215	164	178	31%	21%	393	304	29%
EBITDA	321	251	274	28%	17%	595	477	25%
Net Earnings	93	110	91	(15%)	2%	184	200	(8%)
Earnings per share¹	0.70	0.82	0.68	(15%)	2%	1.38	1.50	(8%)
Amounts in R$ million (except for EPS)
¹Calculated based on the weighted average number of shares during the period, excluding shares held in treasury.

Operational Data Ultragaz	2Q09	2Q08	1Q09	Δ (%) 2Q09v2Q08	Δ (%) 2Q09v1Q09	1H09	1H08	Δ (%) 1H09v1H08
Total Volume (000 tons)	401	411	364	(3%)	10%	765	777	(2%)
Bottled	281	283	257	(1%)	10%	538	536	0%
Bulk	119	128	107	(7%)	11%	227	241	(6%)

Operational Data Ipiranga	2Q09	2Q08	1Q09	Δ (%) 2Q09v2Q08	Δ (%) 2Q09v1Q09	1H09	1H08	Δ (%) 1H09v1H08
Total Volume (000 m³)	4,635	3,063	2,770	51%	67%	7,405	5,779	28%
Diesel	2,504	1,847	1,507	36%	66%	4,011	3,404	18%
Gasoline, Ethanol and NGV	2,012	1,129	1,185	78%	70%	3,197	2,214	44%
Other²	120	87	78	37%	52%	198	161	23%
² Fuel oils, kerosene, lubricants and greases

Operational Data Ipiranga ex-Texaco	2Q09	2Q08	1Q09	Δ (%) 2Q09v2Q08	Δ (%) 2Q09v1Q09	1H09	1H08	Δ (%) 1H09v1H08
Total Volume (000 m³)	3,055	3,063	2,770	0%	10%	5,825	5,779	1%
Diesel	1,748	1,847	1,507	(5%)	16%	3,254	3,404	(4%)
Gasoline, Ethanol and NGV	1,221	1,129	1,185	8%	3%	2,406	2,214	9%
Other²	86	87	78	(1%)	10%	165	161	2%
² Fuel oils, kerosene, lubricants and greases

Operational Data Oxiteno	2Q09	2Q08	1Q09	Δ (%) 2Q09v2Q08	Δ (%) 2Q09v1Q09	1H09	1H08	Δ (%) 1H09v1H08
Total Volume (000 tons)	160	146	124	10%	29%	284	282	0%
Product mix
Specialty chemicals	139	134	115	4%	20%	254	257	(1%)
Glycols	21	12	8	75%	153%	29	26	13%
Geographical mix
Sales in Brazil	107	101	86	6%	24%	193	199	(3%)
Sales outside Brazil	53	45	37	19%	42%	90	83	9%

Operational Data Ultracargo	2Q09	2Q08	1Q09	Δ (%) 2Q09v2Q08	Δ (%) 2Q09v1Q09	1H09	1H08	Δ (%) 1H09v1H08
Effective storage[3] (000 m3)	491	295	437	67%	12%	464	297	56%
Total kilometrage (million)	5.8	8.8	6.2	(34%)	(6%)	12.0	16.7	(28%)
    3Monthly average

Macroeconomic Indicators	2Q09	2Q08	1Q09	Δ (%) 2Q09v2Q08	Δ (%) 2Q09v1Q09	1H09	1H08	Δ (%) 1H09v1H08
Average exchange rate (R$/US$)	2.075	1.656	2.311	25%	(10%)	2.193	1.696	29%
Brazilian basic interest rate (CDI)	2.4%	2.7%	2.9%			5.3%	5.4%
Inflation in the period (IPCA)	1.3%	2.1%	1.2%			2.6%	3.6%

Highlights

➢
Closing of Texaco‘s acquisition – On March 31st, 2009, Ultrapar closed the acquisition of Texaco’s fuel distribution business through the disbursement of R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. The combination with Texaco created a nationwide marketing business, with a network of more than five thousand service stations and approximately 22% market share, strengthening its competitiveness through the increase of the operational scale and the implementation of Ipiranga’s business model in the combined network, with a broad range of product and service availability at the service stations which benefits consumers and resellers. Through these elements, Ultrapar aims to generate profitability in the combined business at least at the current levels of Ipiranga, which, in 2008, reported EBITDA of R$ 50/m³. Additionally, the acquisition of Texaco places Ipiranga in a better position to grow, initiating its expansion into the Mid-West, North and Northeast regions of Brazil, where fuel consumption grows above the national average, and brings new commercial opportunities arising from the nationwide coverage.

➢
Progress of the integration of the acquired operations – From April 1st, 2009, we have started to manage and implement our business plan on Texaco. On August 1st, 2009 we integrated Texaco’s information systems into Ipiranga’s and Ultrapar’s, starting to operate the fuel distribution business in a single system, an important stage for the implementation of the operational and administrative synergies plan.

➢
Identification of the Ipiranga brand in the acquired network – In April we have also started the process of converting the acquired network into the Ipiranga brand. The process consists of altering the visual identity of the Texaco’s service stations to Ipiranga’s standards, by painting and replacing banners and logos, among others. By June 30th, 2009, 651 service stations had already been converted, with expenses of approximately R$ 32 thousand per service station, totalling R$ 21 million in 2Q09. About one thousand service stations of the acquired network, representing 75% of the total Texaco service stations in the South and Southeast regions, will have their brand switched during 2009. The conversion to the Ipiranga brand is one of the elements of the implementation of Ipiranga’s business model in the acquired network.

➢
Dividends of R$ 119 million approved – On this date, the Board of Directors of Ultrapar approved the payment of R$ 119 million in dividends, equivalent to R$ 0.89 per share, as an advance of the dividends for the fiscal year 2009, to be paid from August 28th, 2009. This distribution corresponds to 65% of the consolidated net earnings in the first half of 2009, representing a dividend yield of 3% over Ultrapar's average share price in the same period.

Executive Summary of the Results for the Quarter

During the second quarter of 2009, the economic indicators pointed to the beginning of a rebound in domestic consumption, influenced by the higher availability of income and of credit for durable goods, in addition to the IPI tax breaks for some segments. Concurrently, the return of foreign capital flow contributed to the Real appreciation in this quarter, resulting in an average exchange rate of R$ 2.07/US$, up 10% compared with 1Q09. With the purpose of promoting the recovery of the economic growth and sustaining employment levels, the government decided to extend the IPI tax breaks on sales of vehicles and other durable goods, and reduced once again the Selic rate, which has decreased by 5 percentage points in 2009, currently at 8.75% per year.

In the second quarter of 2009, the effect of the IPI tax breaks on vehicles sales and the gradual return of credit availability for financed purchases contributed to a record 752 thousand new light vehicles licensed in the period, up 4% compared with the second quarter of 2008, thus allowing the continued fleet growth. Ipiranga’s sales volume of fuels for passenger cars (gasoline, ethanol and NGV) rose by 78% compared with 2Q08 due to the consolidation of Texaco’s sales from April 1st, 2009 and the fleet growth. Ipiranga’s diesel sales grew by 36% due to the consolidation of Texaco’s sales from April 1st, 2009, partially offset by a reduction related to the economic performance. Ipiranga’s consolidated EBITDA in 2Q09 amounted to R$ 172 million, 12% higher than that reported in 2Q08. Excluding expenses with the conversion of the acquired network to the Ipiranga brand and with the integration of operations, its consolidated EBITDA in 2Q09 would have amounted to R$ 200 million, up 30% from 2Q08.

Ultragaz reported a 2.6% decline in sales volume for 2Q09, with an almost stable volume for the bottled segment and a 7% decrease in the bulk segment, mainly due to the lower level of industrial activity in 2Q09. Despite the decrease in sales volume, Ultragaz’s EBITDA reached R$ 74 million in 2Q09, up 36% compared with 2Q08, mainly as a result of a recovery in margins, to which the operational efficiency programs implemented in the last twelve months contributed.

In the second quarter of 2009, Oxiteno reported a 10% growth in sales volume compared with 2Q08, as a result of the imports replacement process and the production capacity expansions, allowing a gradual recovery of sales volume. EBITDA totalled R$ 29 million in 2Q09, up 10% compared with 2Q08, mainly due to the increase in sales volume.

Ultracargo reported a 67% increase in effective storage compared with 2Q08, as a result of the consolidation of União Terminais from 4Q08 on, the expansions of the Aratu terminal and an increase in the volumes of products handled at the Santos terminal. As a consequence, EBITDA in 2Q09 reached R$ 28 million, 237% and 17% higher than those reported in 2Q08 and 1Q09, respectively. In this second quarter, Ultracargo’s EBITDA margin reached 32%, higher than the 13% and 29% margins reported in 2Q08 and 1Q09, respectively.

Ultrapar’s consolidated EBITDA totalled R$ 321 million, a 28% increase compared with 2Q08, as a result of the EBITDA growth in all business units. Net earnings for 2Q09 reached R$ 93 million, down 15% compared with 2Q08, mainly as a result of a higher net debt in the period after the closing of Texaco’s acquisition on March 31st, 2009.

Operational Performance

Ultragaz – According to the Brazilian National Oil Agency (ANP), the Brazilian LPG market decreased by 2.1% in 2Q09 compared with 2Q08, mainly as a result of less selling days in 2Q09 and the lower level of industrial activity. In the same period, Ultragaz's sales volume reached 401 thousand tons, a 2.6% decrease in relation to 2Q08, practically in line with the market variation. In the bottled segment, Ultragaz’s sales volume amounted to 281 thousand tons, almost stable compared with 2Q08. The stability in the bottled segment for 2Q09 is the result of (i) the resilient demand in the segment, as it is a good of first necessity, and (ii) commercial initiatives implemented by the company, including new markets. Ultragaz's sales in the bulk segment (UltraSystem) decreased by 7% in 2Q09, reflecting the lower level of industrial activity and a temporary consumption by a major client in 2Q08. Compared with 1Q09, Ultragaz’s sales volume rose by 10%, slightly higher than the average market seasonality of 8.6% for the last five years. For the first half of 2009, Ultragaz totals 765 thousand tons in sales volume, down 2% compared with 1H08.

Ipiranga – Ipiranga ex-Texaco’s sales volumes totalled 3,055 thousand cubic meters, in line with the sales volume for 2Q08. Fuel sales volume for passenger cars (gasoline, ethanol and NGV) grew 8%, mainly as a consequence of the increase in light vehicles fleet during the last 12 months and investments in new Ipiranga service stations in 2008. Diesel sales volume decreased by 5%, following the slowdown in the economy. Compared with 1Q09, Ipiranga ex-Texaco reported a 10% increase in sales volume, reflecting basically the typical seasonality between periods. For 1H09, Ipiranga ex-Texaco totals 5,825 thousand cubic meters in sales volume, up 1% compared with Ipiranga ex-Texaco’s sales volume for 1H08.

Texaco’s sales volume for 2Q09 totalled 1,580 thousand cubic meters, which, together with Ipiranga ex-Texaco’s sales volume, allowed Ipiranga’s sales volume to reach 4,635 thousand cubic meters in 2Q09, up 51% compared with 2Q08 and corresponding to 22% of the Brazilian fuel market. Compared with 1Q09, Ipiranga reported a 67% increase in sales volume, reflecting basically the consolidation of Texaco from 2Q09 and the typical seasonality between quarters. For 1H09, Ipiranga totals 7,405 thousand cubic meters in sales volume, up 28% compared with Ipiranga’s sales volume for 1H08.

Oxiteno - Oxiteno’s sales volume totalled 160 thousand tons, up 10% (14 thousand tons) compared with 2Q08, mainly due to increases in the production capacity and the imports replacement process. In the domestic market, sales volume rose by 6% (6 thousand tons), with a good performance in specialty chemicals sold to the cosmetics, detergents, and agrochemicals industries. Sales volume in the foreign market grew by 19% (8 thousand tons) due to an increase in exports of specialties, as a result of the expansions, and of glycols. Compared with 1Q09, the sales volume rose by 29% (36 thousand tons) as a result of the same elements above and the seasonality between quarters, with sales of specialty chemicals accounting for two-thirds (24 thousand tons) of the total growth in sales volume. Oxiteno’s sales volume for 1H09 totals 284 thousand tons, in line with the sales volume for 1H08.

Ultracargo – Ultracargo reported a 67% increase in average storage measured in cubic meters compared with 2Q08 as a consequence of (i) the consolidation of União Terminais from 4Q08 on, (ii) the expansions of the Aratu terminal, and (iii) a higher occupancy rate at the Santos terminal. Compared with 1Q09, Ultracargo’s average storage rose by 12% as a result of (i) the effects of the seasonality between quarters, particularly an increase in the handling of ethanol and oils, and (ii) the start-up of an expansion at the Aratu terminal. In the transportation segment, total kilometrage travelled declined by 34% and 6% compared with 2Q08 and 1Q09, respectively, mainly due to a lower level of economic activity compared with 2Q08 and to Ultracargo’s decision to reduce its presence in the packed cargo segment. For the first half, Ultracargo totals a 56% increase in the average occupancy rate at its terminals, and a 28% decrease in the total kilometrage travelled.

Economic-Financial Performance

Net Sales and Services – Ultrapar’s net sales and services amounted to R$ 9,622 million in 2Q09, up 38% from 2Q08, as a consequence of the sales growth in all of its business units and the consolidation of Texaco from 2Q09 on. Compared with 1Q09, Ultrapar's net sales and services increased by 50% as a consequence of seasonality in its businesses and the consolidation of Texaco from 2Q09 on. In the first half of 2009, Ultrapar’s net sales and services amounted to R$ 16,033 million, up 24% compared with the first half of 2008, mainly as a consequence of the consolidation of Texaco’s net revenues from 2Q09 on.

Ultragaz – Ultragaz's net sales and services amounted to R$ 863 million in 2Q09, a 1% increase on 2Q08, despite the 2.6% decrease in sales volume, as a result of a recovery in average prices, to which the operational efficiency programs contributed, as well as the rise in the cost of LPG used in the bulk segment in 2008. Compared with 2Q09, net sales and services increased by 13%, basically as a consequence of seasonality between quarters. For 1H09, Ultragaz’s net sales and services totalled R$ 1,628 million, up 2% from 1H08.

Ipiranga – Ipiranga ex-Texaco’s net sales and services totalled R$ 5,429 million in 2Q09, down 3% compared with 2Q08, despite the stability in sales volume, basically due to (i) anhydrous and hydrated ethanol cost fluctuations; and (ii) increased participation of ethanol in total sales. Compared with 1Q09, Ipiranga ex-Texaco’s net sales and services rose by 6% as a result of an increase in sales volume, partially offset by a reduction in diesel costs occurred in June 2009 and in ethanol costs. For 1H09, Ipiranga ex-Texaco’s net sales and services totalled R$ 10,543 million, up 2% from 1H08.

With the consolidation of Texaco, Ipiranga’s net sales and services reached R$ 8,213 million in 2Q09, up 47% and 61% compared with 2Q08 and 1Q09, respectively. For 1H09, Ipiranga’s net sales and services totalled R$ 13,326 million, up 29% from 1H08.

Oxiteno – Oxiteno’s net sales and services totalled R$ 473 million in 2Q09, up 6% from 2Q08, as a result of a 10% growth in sales volume and a 25% weaker Real, partially offset by a 23% reduction in average dollar prices, particularly international glycol prices. Compared with 1Q09, net sales and services increased by 3% due to a growth in sales volume, which was mostly offset by a 10% stronger Real and a 12% decrease in average dollar prices. Net sales and services in 1H09 were R$ 933 million, up 8% from 1H08.

Ultracargo – Ultracargo reported net sales and services of R$ 88 million for 2Q09, up 35% compared with 2Q08, as a result of (i) the consolidation of União Terminais from 4Q08 on and (ii) higher average storage and contractual tariff adjustments. Compared with 1Q09, Ultracargo's net sales and services increased by 8% as a consequence of seasonality between quarters and the start-up of an expansion at the Aratu terminal. For 1H09, Ultracargo’s net sales and services totalled R$ 170 million, up 36% from 1H08.

Cost of Goods Sold – Ultrapar's cost of goods sold amounted to R$ 8,927 million in 2Q09, up 37% and 52% compared with 2Q08 and 1Q09, respectively, as a result of an increase in sales volume and the consolidation of Texaco from 2Q09 on. In the first half of 2009, Ultrapar’s cost of goods sold amounted to R$ 14,813 million, up 24% compared with the first half of 2008, basically as a consequence of the consolidation of Texaco’s cost of goods sold from 2Q09 on.

Ultragaz – Ultragaz’s cost of goods sold amounted to R$ 724 million in 2Q09, down 2% and up 11% compared with 2Q08 and 1Q09, respectively, as a result of a variation in sales volume between the compared periods, as well as the rise in the cost of LPG used in the bulk segment in 2008, partially offset by the operational efficiency programs implemented. For 1H09, Ultragaz’s cost of goods sold totalled R$ 1,378 million, 1% lower than that in 1H08.

Ipiranga – Ipiranga ex-Texaco’s cost of goods sold totalled R$ 5,105 million in 2Q09, down 4% compared with 2Q08, as a result of (i) anhydrous and hydrated ethanol cost fluctuations; and (ii) increased participation of ethanol in total sales. Compared with 1Q09, Ipiranga ex-Texaco’s cost of goods sold rose by 6% as a result of an increase in sales volume, partially offset by a reduction in diesel costs occurred in June 2009 and in ethanol costs. For 1H09, Ipiranga ex-Texaco’s cost of goods sold totalled R$ 9,928 million, up 2% from 1H08.

With the consolidation of Texaco, Ipiranga’s cost of goods sold amounted to at R$ 7,780 million in 2Q09, up 46% and 61% compared with 2Q08 and 1Q09, respectively. For 1H09, Ipiranga’s cost of goods sold totalled R$ 12,603 million, up 29% from 1H08.

Oxiteno – Oxiteno's cost of goods sold in 2Q09 amounted to R$ 400 million, a 7% increase on 2Q08, due to a 10% growth in sales volume, a 25% weaker Real and higher depreciation, as a result of the start-up of the expanded operations in 4Q08. These effects were partially offset by a reduction in the variable cost in dollars per ton. However, as occurred in the 1Q09, such reduction in the variable cost in dollars per ton reported in the financial statements was significantly lower than, for example, the 42% reduction in international ethylene prices, due to the process of realization of Oxiteno’s inventories with historical costs higher than replacement costs. Compared with 1Q09, Oxiteno’s cost of goods sold rose by 6% due to an increase in sales volume, partially offset by a 10% stronger Real. For 1H09, Oxiteno’s cost of goods sold totalled R$ 776 million, up 9% from 1H08.

Ultracargo – Ultracargo's cost of services provided in 2Q09 amounted to R$ 51 million, a 12% increase on 2Q08, as a consequence of the consolidation of the cost of services provided by União Terminais from 4Q08 on and an increase in the volume of products handled at the terminals, partially offset by the realization of operational synergies resulting from the consolidation of União Terminais and a reduced presence in the packed cargo transportation segment. Compared with 1Q09, Ultracargo’s cost of services provided was up by 6%, due to seasonality between quarters. For 1H09, Ultracargo’s cost of services provided totalled R$ 99 million, up 18% from 1H08.

Sales, General and Administrative Expenses – Sales, general and administrative expenses at Ultrapar totalled R$ 480 million in 2Q09, up 44% and 36% from 2Q08 and 1Q09, respectively, basically due to Texaco’s consolidation from 2Q09 on. In the first half of 2009, Ultrapar’s sales, general and administrative expenses amounted to R$ 833 million, up 25% compared with the first half of 2008, basically as a consequence of the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 on.

Ultragaz – Ultragaz's sales, general and administrative expenses amounted to R$ 94 million in 2Q09, 4% up from 2Q08, as a consequence of the effect of inflation on expenses and higher expenses related to sales campaigns, partially offset by lower indemnification expenses and expense reduction initiatives implemented in 2008. Compared with 1Q09, sales, general and administrative expenses were up by 7%, basically due to an increase in sales volume and in variable compensation, in line with the recent progression of the company’s results. For 1H09, Ultragaz’s sales, general and administrative expenses totalled R$ 181 million, up 3% compared with 1H08.

Ipiranga – Ipiranga ex-Texaco's sales, general and administrative expenses (including employees statutory interest) amounted to R$ 191 million in 2Q09, up 23% and 7% from 2Q08 and 1Q09, respectively. Sales expenses increased by 23% compared with 2Q08, basically due to a rise in the freight unit cost and a concentration of advertising and marketing expenses in 2Q09, combined with a low level in 2Q08. Compared with 1Q09, sales expenses were up by 12%, basically as a consequence of a 10% increase in sales volume. Compared with 2Q08, general and administrative expenses (including employees statutory interest) increased by 23% as a result of (i) higher depreciation expenses, (ii) higher personnel expenses as a consequence of the annual collective wage agreement and an increase in variable compensation, in line with the progression of the results, and (iii) higher environment-related expenses. Compared with 1Q09, general and administrative expenses (including employees statutory interest) increased by 3%. For 1H09, Ipiranga ex-Texaco’s sales, general and administrative expenses (including employees statutory interest) totalled R$ 370 million, up 15% compared with 1H08.

With the consolidation of Texaco, Ipiranga’s sales, general and administrative expenses (including employees statutory interest) totalled R$ 297 million in 2Q09, up 91% and 66% from 2Q08 and 2Q09, respectively, including expenses of
R$ 21 million related to the conversion of Texaco service stations to the Ipiranga brand in the quarter and of R$ 7 million related to Texaco’s integration. For 1H09, Ipiranga’s sales, general and administrative expenses (including employees statutory interest) totalled R$ 475 million, up 48% compared with 1H08.

Oxiteno – Sales, general and administrative expenses of Oxiteno amounted to R$ 68 million in 2Q09, up 20% from 2Q08, mainly as a consequence of (i) increase in volume sold, (ii) higher national and international freight unit cost as a result of a rise in diesel prices, a 25% weaker Real, and a higher participation of sales in the foreign market, (iii) an increase in personnel expenses as a result of the annual collective wage agreement, and (iv) higher expenses related to Oxiteno’s operations outside Brazil. Compared with 1Q09, sales, general and administrative expenses at Oxiteno rose by 8%, despite a 29% increase in sales volume, as a consequence of the 10% stronger Real and a decrease in variable compensation. For 1H09, sales, general and administrative expenses totalled R$ 131 million, up 23% compared with 1H08.

Ultracargo – Ultracargo's sales, general and administrative expenses amounted to R$ 23 million in 2Q09, up 12% compared with 2Q08, due to the consolidation of sales, general and administrative expenses from União Terminais from 4Q08 on. Compared with 1Q09, Ultracargo’s sales, general and administrative expenses decreased by 2%. For 1H09, sales, general and administrative expenses totalled R$ 46 million, up 15% compared with 1H08.

EBITDA – Ultrapar’s EBITDA amounted to R$ 321 million in 2Q09, up 28% and 17% from 2Q08 and 1Q09, respectively, as a consequence of the EBITDA growth in all the business units and the consolidation of Texaco from 2Q09 on. In the first half of 2009, Ultrapar’s EBITDA totalled R$ 595 million, up 25% compared with the first half of 2008.

Ultragaz – Ultragaz’s EBITDA amounted to R$ 74 million in 2Q09, up 36% and 41% from 2Q08 and 1Q09, respectively, basically as a consequence of (i) a recovery in margins, to which the operational efficiency programs implemented contributed, and (ii) the effects of seasonality in comparison with 1Q09. For 1H09, Ultragaz’s EBITDA reached R$ 126 million, up 33% from 1H08.

Ipiranga – Ipiranga ex-Texaco’s EBITDA amounted to R$ 162 million in 2Q09, up 5% and 13% from 2Q08 and 1Q09, respectively, basically as a consequence of (i) measures implemented to improve legislation and inspection of the fuel sector, with influence over the fluctuations of prices and costs of ethanol, and (ii) an increase in sales volume compared with 1Q09. For 1H09, Ipiranga ex-Texaco’s EBITDA reached R$ 305 million, up 8% from 1H08.

Texaco ex-non-recurring expenses’ EBITDA for 2Q09, which excludes expenses of R$ 21 million related to the conversion of Texaco service stations to the Ipiranga brand and of R$ 7 million related to integration of operations, amounted to R$ 38 million, which corresponds to an EBITDA unit margin of R$ 24/m3, higher than the observed pre-acquisition margin.

Therefore, Ipiranga ex-non-recurring expenses’ EBITDA totalled R$ 200 million, and the EBITDA unit margin reached
R$ 43/m³. Including non-recurring expenses, Ipiranga reported EBITDA of R$ 172 million in 2Q09, totalling R$ 316 million in 1H09.

Oxiteno – Oxiteno’s EBITDA totalled R$ 29 million in 2Q09, up 10% from 2Q08, as a result of a 25% weaker Real in 2Q09 and a 10% increase in sales volume, mostly offset by a difference between historical costs and replacement costs in 2Q09. Compared with 1Q09, EBITDA decreased by 37% as a result of (i) a 10% stronger Real in 2Q09 and its 16% appreciation over the quarter, and (ii) a decrease in average dollar prices, as a result of a higher participation of glycols and exports in sales, without an equivalent reduction in dollar costs, due to the process of realization of inventories with historical costs higher than replacement costs. For 1H09, Oxiteno’s EBITDA reached R$ 75 million, up 2% from 1H08. Oxiteno estimates that the effect from the difference between historical and replacement costs was R$ 35 million and
R$ 68 million for 2Q09 and 1H09, respectively.

Ultracargo – Ultracargo reported EBITDA of R$ 28 million, R$ 20 million higher than in 2Q08, as a consequence of the consolidation of União Terminais from 4Q08 on and the resulting operational synergies, the expansions of the Aratu terminal, and an increase in the volume of products handled at the Santos terminal. Compared with 1Q09, Ultracargo’s EBITDA increased by 17%, due to an increase in the volume of products handled at its terminals. In 2Q09, Ultracargo’s EBITDA margin reached 32%, higher than the 13% and 29% margins reported in 2Q08 and 1Q09, respectively. For 1H09, Ultracargo’s EBITDA reached R$ 52 million, up 182% from 1H08. Ultracargo’s EBITDA margin in 1H09 was 31%, twice the 15% margin reported in 1H08.

Depreciation and Amortization – Total depreciation and amortization costs and expenses in 2Q09 were R$ 105 million, R$ 16 million higher than those in 2Q08 due to the addition of the depreciation resulting from (i) the acquisitions of União Terminais and Texaco, (ii) Oxiteno’s expanded operations from 4Q08 on, and (iii) investments in new and re-branded service stations at Ipiranga, partially offset by the elimination of goodwill amortization expenses starting from January 1st, 2009. Compared with 1Q09, total depreciation and amortization costs and expenses increased by R$ 9 million as a consequence of the consolidation of Texaco’s depreciation. For 1H09, total depreciation and amortization costs and expenses amounted to R$ 202 million, up R$ 25 million compared with 1H08.

Financial Result – Ultrapar reported net financial expense of R$ 87 million in 2Q09, R$ 75 million higher than that in 2Q08. The increase in net financial expense in 2Q09 reflects an increase in Ultrapar’s net debt, which increased from R$ 421 million at the end of 2Q08 to R$ 2,352 million at the end of 2Q09, as a result of investments in organic expansion and acquisitions over the last 12 months, particularly the disbursement related to Texaco on March 31st, 2009. Compared with 1Q09, net financial expense was R$ 28 million higher, due to an increase in Ultrapar's average net debt resulting from the disbursement to pay for the acquisition of Texaco. For 1H09, Ultrapar’s net financial expenses came in at R$ 146 million, up R$ 97 million from 1H08.

Other revenues and expenses (former "Non-Operating Results") – In 2Q09 Ultrapar reported other revenues of R$ 7 million, mainly due to the sale of trucks and bottles in 2Q09, compared with other revenues of R$ 1 million in 2Q08 related to the sale of a Ultracargo’s land in Mauá. In 1Q09, Ultrapar reported other revenues of R$ 3 million, mainly due to the sale of trucks. For 1H09, other revenues reached R$ 10 million, up R$ 3 million from 1H08.

Net Earnings – Net earnings in 2Q09 amounted to R$ 93 million, down 15% compared with 2Q08, due to an increase in net debt and the higher depreciation resulting from investments in organic expansion and acquisitions over the last 12 months, partially offset by the growth in EBITDA. Compared with 1Q09, net earnings increased by 2%, mainly as a consequence of the increase in EBITDA. For 1H09, Ultrapar’s net earnings reached R$ 184 million, down 8% from 1H08.

Investments – Total investments, net of disposals and repayments, amounted to R$ 139 million in 2Q09, allocated as follows:

•
At Ultragaz, R$ 48 million were invested mainly on the renewal and replacement of LPG bottles and on new clients. Ultragaz’s estimated investments for 2009 were updated to R$ 99 million due to the recent demand in certain segments, such as residential buildings and commerce.

•
At Ipiranga, R$ 51 million were invested. The investments were directed to re-branding service stations, new service stations, renewal of contracts and improvements in service stations and distribution facilities. From the total amount invested, R$ 22 million were related to additions to property, plant and equipment, and R$ 29 million were related to financing and bonuses to clients, net of repayments.

•
At Oxiteno, R$ 29 million were invested, concentrated on projects to expand production capacity, particularly the expansion of ethylene oxide production capacity at Camaçari and investments in productivity.

•	Ultracargo invested R$ 4 million, mainly in the Santos terminal.

R$ million	2Q09	1H09	Total investments, net of disposals and repayments (R$ million)
Additions to fixed assets[1]
Ultragaz	48	75
Ipiranga	22	50
Oxiteno	29	70
Ultracargo	4	10
Total additions to fixed assets	108	213
Financing and bonuses to clients[2] - Ipiranga	29	25
Equity investments	2	1,292
Total investments, net of disposals and repayments	139	1,430
1 Includes the consolidation of Serma
2 Financing and bonuses to clients are included as working capital in the cash flow statement

Ultrapar in the capital markets
Ultrapar in the capital markets

Ultrapar’s average daily trading volume in 2Q09 was 26 million/day, 4% above the average of R$ 25 million/day in 2Q08, considering the combined trading on the BM&FBovespa and the NYSE. Ultrapar’s shares closed 2Q09 quoted at R$ 62.14/share at the BM&FBovespa, with an accumulated appreciation of 12% in the 2Q09 and of 1% over the last 12 months. The Ibovespa index rose by 26% over 2Q09, mainly as a result of a recovery in international commodity prices, that benefited some companies that have a relevant participation in the composition of the index. On the other hand, the Ibovespa index accumulates a depreciation of 21% over the last 12 months. At the New York stock exchange, Ultrapar’s shares appreciated by 34% in 2Q09, while the Dow Jones index was up by 11%. Ultrapar ended 2Q09 with a total market capitalization of R$ 8 billion, in line with that for 2Q08.

Average Daily Trading Volume
(R$ million)

Summary of the changes resulting from the implementation of Laws 11,638/07 and 11,941/09

The table below shows the main effects of the application of Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08) on 2Q08 and 1H08 financial statements. Additional information about the changes resulting from the new legislation is available in notes 2 and 3 of the financial statements as of December 31st, 2008, March, 31st, 2009 and June 30th, 2009, available on Ultrapar’s website (www.ultra.com.br).

Effects of the implementation of Laws 11,638/07 and 11,941/09 on the business units’ EBITDA – 2Q08
 (R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA before the implementation of Laws 11,638/07 and 11,941/098		151.4	54.0	26.6	8.4	7.3	247.7

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	2.3	-	-	-	-	2.3

Consolidation of the results of the company SERMA* on the financial statements	CVM 565 / CPC 13	-	-	-	-	1.1	1.1

Total effects		2.3	-	-	-	1.1	3.4

EBITDA after the implementation of Laws 11,638/07 and 11,941/09		153.7	54.0	26.6	8.4	8.4	251.1

Main effects from the implementation of Laws 11,638/07 and 11,941/09 on the consolidated financial statements – 2Q08
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity
Figures before the implementation of Laws 11,638/07 and 11,941/09		247.7	(16.4)	103.9	405.2	3,182.5	4,690.4

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	2.3	(0.5)	0.5	28.4	29.6	0.8

Consolidation of the company SERMA* and equity in income and affiliated companies of Metalplus** in the financial statements	CVM 565 / CPC 13	1.1	-	-	(0.4)	12.3	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	3.8	3.8	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	1.3	1.3	(2.6)	-	2.4

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	0.2	0.2	(9.4)	-	1.0

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	5.2	-

Total effects		3.4	4.8	5.8	16.0	47.1	3.9

Figures after the implementation of Laws 11,638/07 and 11,941/09		251.1	(11.6)	109.7	421.2	3,229.6	4,694.3

* SERMA - Association of users of data processing equipment and related services (responsible for IT services for Ultrapar)
** Metalúrgica Plus S / A - Former producer of gas cylinders, not currently operating

Effects of the implementation of Laws 11,638/07 and 11,941/09 on the business units’ EBITDA – 1H08
 (R$ million)

		Ipiranga	Ultragaz	Oxiteno	Ultracargo	Others/Elim.	Ultrapar
EBITDA before the implementation of
Laws 11,638/07 and 11,941/09		279.3	94.7	73.8	18.6	4.0	470.4

Contracts for financial leasing operations recognized as property, plant & equipment and debt	CVM 554 / CPC 06	4.3	-	-	-	-	4.3

Consolidation of the results of the company SERMA* on the financial statements	CVM 565 / CPC 13	-	-	-	-	2.3	2.3

Total effects		4.3	-	-	-	2.3	6.6
EBITDA after the implementation of Laws		283.6	94.7	73.8	18.6	6.3	477.0
11,638/07 and 11,941/09

Main effects from the implementation of Laws 11,638/07 and 11,941/09 on the consolidated financial statements – 1H08
(R$ million)

		EBITDA	Financial results	Net earnings	Net debt	Long term assets	Shareholder's equity
Figures before the implementation of Laws 11,638/07 and 11,941/09		470.4	(53.7)	194.0	405.2	3,182.5	4,690.4

Contracts of financial leasing operations recognized as fixed assets and debt	CVM 554 / CPC 06	4.3	(1.0)	0.9	28.4	29.6	0.8

Consolidation of the company SERMA* and equity in income and affiliated companies of Metalplus** in the financial statements	CVM 565 / CPC 13	2.3	(0.1)	-	(0.4)	12.3	(0.3)

Currency translation impact of the net investment on some foreign subsidiaries recorded directly in the account accumulated translation adjustment in the Shareholder's equity	CVM 534 / CPC 02	-	2.7	2.7	-	-	-

Marking to market of financial and foreign exchange and interest hedging instruments	CVM 566 / CPC 14	-	1.7	1.6	(2.6)	-	2.4

Transaction costs and premiums in the issuance of securities and securities recognized as debt reducer	CVM 556 / CPC 08	-	1.4	1.0	(9.4)	-	1.0

Adjustment at present value of credit balances of ICMS on the purchase of fixed assets (CIAP)	CVM 564 / CPC 12	-	-	-	-	5.2	-

Total effects		6.6	4.7	6.2	16.0	47.1	3.9

Figures after the implementation of Laws 11,638/07 and 11,941/09		477.0	(48.8)	200.2	421.2	3,229.6	4,694.3

* SERMA - Association of users of data processing equipment and related services (responsible for IT services for Ultrapar)
** Metalúrgica Plus S / A - Former producer of gas cylinders, not currently operating

Outlook

With the assumption of Texaco’s fuel distribution business on April 1st, we have consolidated a significant increase in size and scale for Ultrapar. As we move forward with Texaco’s integration, we are focused on capturing in the next quarters the gains resulting from the increased operational scale and the nationwide coverage. Furthermore, we will continue to work on implementing Ipiranga’s business model in the acquired network, particularly the brand-switching process. At Ultragaz, the benefits from the operational efficiency programs will allow further growth in results in the next quarters. At Oxiteno, a faster growth in sales volumes as a result of its commercial initiatives to replace imports and the perspective of a more dynamic economic environment, combined with the inventory alignment process, which is substantially completed, lead to expected results at a different level in the next quarters, a perspective that will also depend on the pace and extent of the Real appreciation and the rise in oil prices. Finally, at Ultracargo, having União Terminais’ integration process substantially completed and its results widely apparent at the company, we will continue to invest in the expansion of our terminals and to capture the benefits from the increased scale.

Forthcoming Events

Conference Call / Webcast: August 14th, 2009

Ultrapar will be holding a conference call for analysts on August 14th, 2009 to comment on the company's performance in the second quarter of 2009 and outlook. The presentation will be available for download on the company's website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)
Phone: +55 11 2101 4848
Code: Ultrapar

International: 11:30 a.m. (US EST)
Participants Brazil: 0800 891 9722
Participants US: +1 800 418 6854
Participants International: +1 973 200 3114
Code: Ultrapar

WEBCAST live by Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as: "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market Information

Financial Focus	2Q09	2Q08	1Q09	1H09	1H08
EBITDA margin Ultrapar	3%	4%	4%	4%	4%
Net margin Ultrapar	1%	2%	1%	1%	2%
Focus on Human Resources	2Q09	2Q08	1Q09	1H09	1H08
Number of employees – Ultrapar	9,622	9,503	9,366	9,622	9,503
Number of employees – Ultragaz	4,024	4,269	4,075	4,024	4,269
Number of employees – Ipiranga	2,416	2,098	2,096	2,416	2,098
Number of employees – Oxiteno	1,581	1,542	1,567	1,581	1,542
Number of employees – Ultracargo	1,271	1,325	1,328	1,271	1,325
Focus on Capital Markets	2Q09	2Q08	1Q09	1H09	1H08
Number of shares (000)	136,096	136,096	136,096	136,096	136,096
Market capitalization [1] – R$ million	8,330	8,402	7,484	7,902	8,333
BM&FBovespa	2Q09	2Q08	1Q09	1H09	1H08
Average daily volume (shares)	343,928	305,240	309,980	326,954	356,286
Average daily volume (R$ 000 shares)	21,050	18,825	17,081	19,065	21,815
Average share price (R$/share)	61.2	61.7	55.1	58.3	61.2
NYSE	2Q09	2Q08	1Q09	1H09	1H08
Quantity of ADRs[2] (000 ADRs)	12,642	10,868	12,487	12,642	10,868
Average daily volume (ADRs)	75,148	94,812	125,791	99,640	104,256
Average daily volume (US$ 000)	2,222	3,558	2,974	2,586	3,758
Average share price (US$/ADRs)	29.6	37.5	23.6	26.0	36.0
Total	2Q09	2Q08	1Q09	1H09	1H08
Average daily volume (shares)	419,076	400,052	435,771	426,594	460,542
Average daily volume (R$ 000 shares)	25,651	24,699	23,963	24,769	28,198

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for the amounts on page 26, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information, please contact:
Investor Relations - Ultrapar Participações S.A.
(55 11) 3177-7014
invest@ultra.com.br
www.ultra.com.br

1Calculated based on the weighted average price in the period.
21 ADR = 1 preferred share.

ULTRAPAR
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2009	2008	2009

ASSETS
Cash and cash equivalents	1,556.8	2,726.7	1,569.8
Trade accounts receivable	1,707.9	1,458.4	1,451.6
Inventories	979.6	664.6	871.1
Income and social contribution taxes	157.6	52.9	112.6
Other	422.7	260.0	362.4
Total Current Assets	4,824.6	5,162.6	4,367.5

Investments	39.1	48.3	1,223.9
Property, plant and equipment and intangibles	4,570.7	3,112.5	3,735.6
Deferred charges	12.7	68.8	14.1
Long term investments	7.2	120.6	7.2
Income and social contribution taxes	378.1	176.8	402.2
Trade accounts receivable LT	209.6	194.3	199.0
Other long term assets	158.5	139.9	131.0
Total Long Term Assets	5,375.8	3,861.2	5,713.0

TOTAL ASSETS	10,200.4	9,023.8	10,080.5

LIABILITIES
Loans and financing	880.2	1,739.5	2,083.5
Debentures	5.4	-	-
Suppliers	646.9	479.2	510.9
Payroll and related charges	141.6	126.7	127.3
Taxes	148.6	86.9	113.7
Other accounts payable	62.4	100.1	188.8
Total Current Liabilities	1,885.1	2,532.2	3,024.2

Loans and financing	1,839.1	1,529.0	2,054.9
Debentures	1,191.7	-	-
Income and social contribution taxes	15.8	2.8	22.8
Other long term liabilities	400.8	229.0	197.8
Total Long Term Liabilities	3,447.4	1,760.8	2,275.5
TOTAL LIABILITIES	5,332.5	4,293.0	5,299.7

STOCKHOLDERS' EQUITY
Capital	3,696.8	3,696.8	3,696.8
Capital reserve	1.1	1.1	1.0
Revaluation reserves	9.2	11.0	9.8
Profit reserves	941.3	787.0	940.8
Mark to market adjustments	(4.5)	0.8	(5.6)
Cumulative translation adjustment	0.6	(2.8)	7.2
Retained earnings	185.4	200.4	91.5
Total Stockholders' Equity	4,829.8	4,694.3	4,741.5
Minority Interests	38.1	36.5	39.3
TOTAL STOCKHOLDERS' EQUITY & M.I.	4,867.9	4,730.8	4,780.8

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	10,200.4	9,023.8	10,080.5

Cash and Long term investments	1,564.0	2,847.3	1,577.0
Debt	3,916.4	3,268.5	4,138.5
Net cash (debt)	(2,352.3)	(421.2)	(2,561.5)

ULTRAPAR
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2009	2008	2009	2009	2008

Net sales and services	9,621.8	6,992.4	6,411.4	16,033.2	12,919.8

Cost of sales and services	(8,927.5)	(6,504.7)	(5,885.2)	(14,812.7)	(11,965.9)

Gross profit	694.3	487.7	526.2	1,220.5	953.8

Operating expenses
Selling	(230.9)	(136.3)	(151.2)	(382.1)	(271.4)
General and administrative	(182.6)	(127.4)	(144.6)	(327.2)	(257.2)
Depreciation and amortization	(66.4)	(69.5)	(57.3)	(123.7)	(138.4)

Other operating income (expenses)	0.7	10.0	4.7	5.5	16.9

EBIT	215.1	164.5	177.8	393.0	303.9

Financial results	(86.9)	(11.6)	(58.9)	(145.9)	(48.8)
Financial income	31.4	67.3	58.6	89.8	121.4
Financial expenses	(118.2)	(78.9)	(117.5)	(235.7)	(170.2)
Equity in earnings (losses) of affiliates
Affiliates	0.1	0.0	(0.1)	0.0	0.1

Other income (expense)	6.9	0.9	3.0	9.9	7.2

Income before taxes and profit sharing	135.2	153.8	121.8	257.1	262.4

Provision for income and social contribution tax	(43.4)	(47.6)	(36.2)	(79.6)	(72.5)
Benefit of tax holidays	2.8	7.4	6.9	9.8	16.0

Income before minority interest	94.7	113.5	92.5	187.2	205.8

Employees statutory interest	-	(2.7)	-	-	(3.9)
Minority interest	(1.4)	(1.1)	(1.3)	(2.7)	(1.7)

Net Income	93.3	109.7	91.2	184.5	200.2

EBITDA	320.6	251.1	274.1	594.7	477.0
Depreciation and amortization	105.5	89.3	96.3	201.7	177.0
Total investments, net of write-off and repayments	138.9	302.4	1,291.3	1,430.2	508.1

RATIOS

Earnings / share - R$	0.70	0.82	0.68	1.38	1.50

Net debt / Stockholders' equity	0.48	0.09	0.54	0.48	0.09
Net debt / LTM EBITDA	1.96	0.46	2.27	1.96	0.46
Net interest expense / EBITDA	0.27	0.05	0.21	0.25	0.10
Gross margin	7.2%	7.0%	8.2%	7.6%	7.4%
Operating margin	2.2%	2.4%	2.8%	2.5%	2.4%
EBITDA margin	3.3%	3.6%	4.3%	3.7%	3.7%

ULTRAPAR
CONSOLIDATED CASH FLOW STATEMENT
In millions of Reais - Accounting practices adopted in Brazil

	JAN - JUN
	2009	2008

Cash Flows from operating activities	702.6	86.3
Net income	184.5	200.2
Minority interest	2.7	1.7
Depreciation and amortization	201.7	177.0
Working capital	256.9	(331.6)
Financial expenses (A)	17.9	54.1
Deferred income and social contribution taxes	1.4	(0.3)
Other (B)	37.5	(14.8)

Cash Flows from investing activities	(1,404.7)	(383.1)
Additions to fixed assets, net of disposals	(212.9)	(383.1)
Acquisition of equity investments	(1,191.8)	-

Cash Flows from (used in) financing activities	103.1	1,400.4
Issuances of short term debt	109.4	1,392.9
Amortization of short term debt	(1,637.0)	(2,008.6)
Issuances of long term debt	1,753.4	629.0
Related companies	(0.2)	(2.9)
Aquisition of treasury shares (C)	-	(105.1)
Dividends paid (D)	(122.5)	(238.7)
Received from Petrobras/Braskem related to the acquisition of Ipiranga Group	-	1,733.8

Net increase (decrease) in cash and cash equivalents	(599.0)	1,103.6

Cash from subsidiaries acquired	29.4	-

Cash and cash equivalents at the beginning of the period (E)	2,133.6	1,743.7

Cash and cash equivalents at the end of the period (E)	1,564.0	2,847.3

Supplemental disclosure of cash flow information
Cash paid for interest (F)	125.7	99.3
Cash paid for income and social contribution taxes (G)	15.9	56.6

(A)
Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.

(B)	Comprised mainly of cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Until September 2008 the amount was reported under "Acquisition of equity investments".
(D)	Including dividends paid by Ultrapar and its subsidiaries to third parties.
(E)	Included long term investments.
(F)	Included in cash flow used in financing activities.
(G)	Included in cash flow from operating activities.

ULTRAGAZ
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2009	2008	2009
OPERATING ASSETS
Trade accounts receivable	188.1	187.4	184.1
Trade accounts receivable - noncurrent portion	23.3	11.2	13.7
Inventories	28.8	29.7	36.5
Other	27.3	9.8	44.9
Property, plant and equipment and intangibles	544.0	491.6	521.9
Deferred charges	12.7	20.1	14.1

TOTAL OPERATING ASSETS	824.2	749.9	815.2

OPERATING LIABILITIES
Suppliers	46.2	44.1	40.4
Payroll and related charges	47.7	45.7	46.2
Taxes	5.0	5.9	4.1
Other accounts payable	3.6	2.0	2.6

TOTAL OPERATING LIABILITIES	102.5	97.7	93.3

ULTRAGAZ
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2009	2008	2009	2009	2008

Net sales	862.8	853.6	765.1	1,627.9	1,599.4
Cost of sales and services	(724.1)	(738.8)	(654.2)	(1,378.3)	(1,387.7)

Gross profit	138.7	114.8	110.9	249.6	211.7
Operating expenses
Selling	(38.6)	(31.1)	(36.5)	(75.1)	(57.9)
General and administrative	(25.6)	(27.8)	(21.6)	(47.2)	(56.2)
Depreciation and amortization	(29.7)	(31.1)	(29.4)	(59.1)	(61.8)
Other operating results	(0.9)	(1.8)	(0.4)	(1.3)	(2.9)

EBIT	43.9	23.0	23.0	66.9	32.9

EBITDA	73.6	54.0	52.4	126.0	94.7
Depreciation and amortization	29.7	31.1	29.4	59.1	61.8

RATIOS
Gross margin (R$/ton)	346	279	305	326	272
Operating margin (R$/ton)	110	56	63	88	42
EBITDA margin (R$/ton)	184	131	144	165	122

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2009	2008	2009*
OPERATING ASSETS
Trade accounts receivable	1,238.4	1,028.0	1,000.0
Trade accounts receivable - noncurrent portion	185.9	182.6	184.9
Inventories	590.0	268.8	390.2
Other	188.9	70.1	107.4
Property, plant and equipment and intangibles	1,407.9	747.4	791.2

TOTAL OPERATING ASSETS	3,611.2	2,296.9	2,473.7

OPERATING LIABILITIES
Suppliers	499.4	314.2	343.7
Payroll and related charges	48.6	39.4	31.9
Post-retirement benefits	85.9	80.2	69.4
Taxes	98.0	59.5	55.6
Other accounts payable	12.1	30.8	4.8

TOTAL OPERATING LIABILITIES	744.0	524.1	505.4

* Does not include Texaco, that, due to the closing of the acquisition on March 31st, 2009, was recorded on that date under investments.

IPIRANGA
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2009	2008	2009	2009	2008

Net sales	8,212.9	5,603.9	5,113.5	13,326.4	10,306.2
Cost of sales and services	(7,780.5)	(5,320.8)	(4,822.3)	(12,602.8)	(9,752.9)

Gross profit	432.4	283.1	291.2	723.7	553.3

Operating expenses
Selling	(161.2)	(79.7)	(87.6)	(248.9)	(165.7)
General and administrative	(103.1)	(51.2)	(66.4)	(169.5)	(108.5)
Depreciation and amortization	(32.6)	(21.9)	(24.4)	(57.0)	(43.8)
Other operating results	2.2	2.5	4.4	6.6	5.1

EBIT	137.7	132.8	117.2	254.9	240.4

EBITDA	172.4	153.7	143.5	315.9	283.6
Depreciation and amortization	34.7	23.6	26.3	61.0	47.0
Employees statutory interest	-	2.7	-	-	3.9

RATIOS
Gross margin (R$/m3)	93	92	105	98	96
Operating margin (R$/m3)	30	43	42	34	42
EBITDA margin (R$/m3)	37	50	52	43	49

OXITENO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2009	2008	2009
OPERATING ASSETS
Trade accounts receivable	243.8	200.2	231.6
Inventories	335.5	337.2	420.6
Other	134.8	158.8	154.7
Property, plant and equipment and intangibles	1,436.4	1,178.1	1,439.5
Deferred charges	-	8.6	-

TOTAL OPERATING ASSETS	2,150.5	1,882.8	2,246.5

OPERATING LIABILITIES
Suppliers	87.9	110.5	97.3
Payroll and related charges	30.8	27.8	34.3
Taxes	20.2	12.0	23.1
Other accounts payable	5.5	5.2	8.4

TOTAL OPERATING LIABILITIES	144.4	155.4	163.1

OXITENO
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2009	2008	2009	2009	2008
Net sales	472.7	447.3	460.1	932.8	863.8
Cost of goods sold
Variable	(337.0)	(326.5)	(297.1)	(634.2)	(620.5)
Fixed	(39.6)	(39.1)	(55.0)	(94.6)	(70.6)
Depreciation and amortization	(23.8)	(10.1)	(23.9)	(47.7)	(20.3)

Gross profit	72.3	71.6	84.1	156.3	152.4
Operating expenses
Selling	(30.5)	(25.2)	(26.8)	(57.3)	(47.1)
General and administrative	(35.8)	(29.7)	(34.8)	(70.6)	(55.7)
Depreciation and amortization	(1.9)	(2.2)	(1.4)	(3.3)	(4.4)
Other operating results	(0.5)	(0.2)	(0.2)	(0.8)	3.9

EBIT	3.5	14.3	20.9	24.4	49.1

EBITDA	29.2	26.6	46.2	75.4	73.8
Depreciation and amortization	25.7	12.3	25.3	51.0	24.7

RATIOS
Gross margin (R$/ton)	452	491	680	551	540
Operating margin (R$/ton)	22	98	168	86	174
EBITDA margin (R$/ton)	183	182	373	266	261

ULTRACARGO
CONSOLIDATED BALANCE SHEET
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	JUN	JUN	MAR
	2009	2008	2009
OPERATING ASSETS
Trade accounts receivable	32.5	44.0	32.6
Inventories	2.7	3.6	2.8
Other	11.9	11.3	11.6
Property, plant and equipment and intangibles	425.7	243.1	433.1
Deferred charges	-	0.3	-

TOTAL OPERATING ASSETS	472.7	302.2	480.1

OPERATING LIABILITIES
Suppliers	14.3	15.9	17.0
Payroll and related charges	12.3	11.1	14.2
Taxes	3.3	2.9	3.5
Other accounts payable	2.5	0.3	2.0

TOTAL OPERATING LIABILITIES	32.5	30.2	36.7

ULTRACARGO
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
	2009	2008	2009	2009	2008

Net sales	88.2	65.2	81.7	169.9	125.1
Cost of sales and services	(50.8)	(45.2)	(48.2)	(98.9)	(84.1)

Gross profit	37.4	20.0	33.5	70.9	41.0
Operating expenses
Selling	(0.2)	(0.2)	(0.1)	(0.3)	(0.4)
General and administrative	(22.3)	(19.8)	(23.0)	(45.3)	(38.8)
Depreciation and amortization	(0.2)	(0.4)	(0.2)	(0.4)	(1.0)
Other operating results	0.3	0.5	0.7	0.9	1.8

EBIT	15.0	0.1	10.9	25.9	2.6

EBITDA	28.2	8.4	24.0	52.2	18.5
Depreciation and amortization	13.2	8.2	13.1	26.4	15.9

RATIOS
Gross margin	42.4%	30.7%	41.0%	41.8%	32.8%
Operating margin	17.0%	0.2%	13.3%	15.2%	2.1%
EBITDA margin	31.9%	12.8%	29.4%	30.7%	14.8%

ULTRAPAR
CONSOLIDATED STATEMENT OF INCOME
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	JUN	JUN	MAR	JUN	JUN
(US$ million)	2009	2008	2009	2009	2008

Net sales
Ultrapar	4,637.5	4,222.2	2,773.9	7,310.9	7,616.5
Ultragaz	415.8	515.4	331.0	742.3	942.9
Ipiranga	3,958.5	3,383.8	2,212.4	6,076.7	6,075.7
Oxiteno	227.8	270.1	199.1	425.3	509.2
Ultracargo	42.5	39.4	35.3	77.5	73.7

EBITDA
Ultrapar	154.5	151.6	118.6	271.2	281.2
Ultragaz	35.5	32.6	22.7	57.5	55.8
Ipiranga	83.1	92.8	62.1	144.1	167.2
Oxiteno	14.1	16.1	20.0	34.4	43.5
Ultracargo	13.6	5.0	10.4	23.8	10.9

EBIT
Ultrapar	103.7	99.3	76.9	179.2	179.1
Ultragaz	21.2	13.9	10.0	30.5	19.4
Ipiranga	66.3	80.2	50.7	116.2	141.7
Oxiteno	1.7	8.7	9.0	11.1	28.9
Ultracargo	7.2	0.1	4.7	11.8	1.5

EBITDA margin %
Ultrapar	3%	4%	4%	4%	4%
Ultragaz	9%	6%	7%	8%	6%
Ipiranga	2%	3%	3%	2%	3%
Oxiteno	6%	6%	10%	8%	9%
Ultracargo	32%	13%	29%	31%	15%

EBITDA margin / volume
Ultragaz (US$/ton)	89	79	62	75	72
Ipiranga (US$/m3)	18	30	22	19	29
Oxiteno (US$/ton)	88	110	161	121	154

Net income
Ultrapar	45.0	66.3	39.5	84.1	118.0

Net income / share (US$)	0.34	0.50	0.29	0.63	0.88

ULTRAPAR PARTICIPAÇÕES S/A
LOANS In millions of Reais - Accounting practices adopted in Brazil

LOANS	Balance in June/2009							Interest Rate %
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Minimum	Maximum	Maturity
Foreign Currency

Notes	483	-	-	-	-	483	US$	7.2	7.2	2015
Notes	117	-	-	-	-	117	US$	9.0	9.0	2020
Syndicated loan	-	117	-	-	-	117	US$ + LIBOR	1.2	1.2	2011
Advances on Foreign Exchange Contracts	-	106	-	-	-	106	US$	1.2	7.0	< 189 days
BNDES	15	27	1	-	-	43	US$	5.5	8.6	2010 to 2015
Financial institutions	-	38	-	-	-	38	US$ + LIBOR	1.1	2.1	2009 to 2011
Financial institutions	-	12	-	-	-	12	MX$ + TIIE	1.0	4.0	2009 to 2014
Import Financing (FINIMP) - União Terminais	-	-	4	-	-	4	US$	7.0	7.8	2009 to 2012
Financial institutions	-	2	-	-	-	2	Bs	19.0	28.0	2010 to 2013
BNDES	0	-	1	-	-	1	UMBNDES	6.4	8.2	2009 to 2011

Subtotal	615	302	6	-	-	922

Local Currency

Debentures	-	-	-	-	1,197	1,197	CDI	3.0	3.0	2012
Banco do Brasil	-	-	-	539	-	539	CDI	91.0	95.0	2009 to 2010
Caixa Econômica Federal	-	-	-	493	-	493	CDI	120.0	120.0	2012
BNDES	104	213	71	-	-	388	TJLP	1.5	4.8	2009 to 2018
Banco do Nordeste do Brasil	-	119	-	-	-	119	FNE	8.5	10.0	2018
Working capital loan - MaxFácil	-	-	-	106	-	106	CDI	100.0	100.0	2010
Research and projects financing (FINEP)	-	60	-	-	-	60	TJLP	(2.0)	5.0	2009 to 2014
Working capital loan - União Terminais / RPR	-	-	13	-	28	41	CDI	105.0	130.1	2009 to 2011
Agency for Financing Machinery and Equipment (FINAME)	-	3	5	19	-	27	TJLP	2.0	5.1	2009 to 2013
Financial leasing floating rate	-	-	-	19	-	19	CDI	0.3	1.6	2009 to 2011
Financial leasing fixed rate	-	-	0	0	1	1	R$	13.0	15.9	2010 to 2014
Other	-	-	-	3	-	3	CDI	0.3	0.5	2009 to 2011

Subtotal	104	395	88	1,180	1,227	2,994

Total	719	697	94	1,180	1,227	3,916

Composition per Annum

Up to 1 Year	29	218	45	563	30	886
From 1 to 2 Years	27	204	15	270	0	516
From 2 to 3 Years	27	77	14	346	1,196	1,661
From 3 to 4 Years	21	70	12	1	0	105
From 4 to 5 Years	8	55	5	0	0	68
Thereafter	605	73	2	-	-	680

Total	719	697	94	1,180	1,227	3,916

TIIE - Interbank Interest Rate Even / UMBNDES - BNDES Basket of Currencies / CDI - interbank deposit rate / BS = Bolivar from Venezuela / FNE = Financing of Northeast Fund

	Balance in June/2009
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	129	396	31	843	165	1,564

Item 3
ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001 - 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (08/2009)

Date, Time and Location:

August 12th, 2009, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors, dully signed, member of the Fiscal Council, dully signed, pursuant to the terms of paragraph 3 of Article 163 of the Brazilian Corporate Law.

Discussed and approved matters:

1.	Having analyzed and discussed the performance of the Company in the second quarter of the current year, approval of the respective financial statements.

2.
“Ad referendum” of the Ordinary Shareholders’ Meeting that will analyze the balance sheet and financial statements of the current fiscal year, approval of dividends distribution, to be deducted from to the net income account for the current year, in the total amount of R$ 119,160,417.90 (one hundred nineteen million, one hundred sixty thousand, four hundred seventeen reais and ninety cents). Holders of common and preferred shares are entitled to receive R$ 0.89 per share, having already excluded the shares held in treasury at the present date.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on August 12th, 2009)

3.
Dividends declared herein will be paid from August 28th, 2009 on, without remuneration or monetary adjustment. The record date for receiving the approved dividends will be August 19th, 2009 in Brazil and August 24th, 2009 in the United States of America.

4.	The Members of the Board of Directors were updated on (i) the progress of the integration process of Texaco’s operations; and (ii) the investments estimated by Ultragaz for the current year.

Observations: The deliberations were approved by all members of the Board of Directors present, except for Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed and the minutes of this meeting were written, read and approved by all the undersigned board members present, as well as the member of the Fiscal Council.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho - Vice Chairman

Ana Maria Levy Villela Igel

Paulo Vieira Belotti

Nildemar Secches

Renato Ochman

Luiz Carlos Teixeira

Flavio César Maia Luz - Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Dividends Notice, 2Q09 Results and Minutes)